Exhibit 99.1

TNL Mediagene Regains Compliance with Nasdaq Minimum Bid Price Requirement

Continued listing remains subject to demonstrating compliance with the stockholders’ equity requirement on or before October 30, 2026

TOKYO, JAPAN, October 16, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that it has received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated October 14, 2026 confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), the minimum bid price requirement, as required by the decision of the Nasdaq Hearings Panel (the “Panel”) dated August 23, 2026 (the “Decision”).

The Company’s continued listing remains subject to the terms of the Decision. Among other things, those terms require the Company to demonstrate compliance with the minimum $2.5 million stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) on or before October 30, 2026. The Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “TNMG” during the exception period. There can be no assurance that the Company will demonstrate compliance with the stockholders’ equity requirement within the required timeframe.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural forms of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication speak only as of the date they are made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the SEC, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Important factors include the Company’s ability to demonstrate compliance with the stockholders’ equity requirement; the Company’s ability to maintain compliance with the minimum bid price requirement and Nasdaq’s other continued listing requirements; the potential delisting of the Company’s securities from Nasdaq; and other risks described in TNL Mediagene’s filings with the SEC. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.